VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 20, 2015

VIA EDGAR

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Voya Mutual Funds (formerly, ING Mutual Funds)
(File Nos. 033-56094; 811-07428)

Dear Mr. Zapata:

This letter responds to comments provided to Jay Stamper on February 4, 2015, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 188 filed on December 22, 2014, to the Registration Statement on Form N-1A for Voya Mutual Funds (the “Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Prospectus

General Comments

1.                          Comment:                                                 The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment to the Registrant’s registration statement.

Response:                                                    The Registrant so confirms.

2.                          Comment:                                                 The Staff requested that the Registrant confirm supplementally that no foreign corporations (i.e. Cayman subsidiaries) are used for tax purposes.

Response:                                                     The Registrant so confirms.

3.                          Comment:                                                 The Staff requested that the Registrant confirm that dividends paid on stocks sold short (as indicated for certain Funds in the investment grid in the Registrant’s SAI) are included in the Annual Fund Operating Expenses Table for the Funds that can participate in short sales.

Response:                                                     The Registrant so confirms.

4.                          Comment:                                                 The Staff requested that the Registrant define the term “Acquired Fund Fees and Expenses” prior to its first use.

Response:                                                    The Registrant appreciates the comment but believes that no definition is necessary.

Voya Emerging Markets Equity Dividend Fund

5.                          Comment:                                                 The Staff requested that the Registrant include a footnote to the Average Annual Total Returns table regarding the change in sub-adviser and changes to the Fund’s name and principal investment strategies and include a statement that performance prior to the date of the change is attributable to a different sub-adviser.

Response:                                                    The Registrant has included the footnote as requested regarding the change in the Fund’s sub-adviser and corresponding change to the Fund’s name and principal investment strategies.

Voya Global Natural Resources Fund

6.                          Comment:                                                 The Staff requested that the Registrant clarify what is the percentage of net assets the Fund may invest in foreign issuers (i.e. issuers outside the United States).

Response:                                                    The Registrant confirms that the Fund may invest up to 100% of its net assets in foreign issuers and does not believe a change is necessary.

Voya Global Real Estate Fund

7.                          Comment:                                                 The Staff requested that the Registrant revise the first paragraph of the Fund’s principal investment strategies to include additional disclosure as to a percentage or policy as to the amount of the Fund’s assets that will be invested outside the United States or, alternatively, state that the Fund has investments “primarily” located in a number of different countries.

Response:                                                    The Registrant believes the disclosure indicating that the Fund will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

Voya Global Value Advantage Fund

8.                          Comment:                                                 With respect to the changes to the Fund’s principal investment strategies and to the Fund’s sub-adviser disclosed in Footnote 2 to the Average Annual Total Returns table, the Staff requested that the Registrant describe supplementally to the Staff the changes referenced and identify the prior sub-adviser.

Response:                                                    On November 30, 2012, the Fund’s sub-adviser was changed from Tradewinds Global Investors, LLC to Voya Investment Management Co. LLC (formerly, ING Investment Management Co. LLC) following the departure of David Iben as a portfolio manager at Tradewinds Global Investors, LLC. In conjunction with the change to the Fund’s sub-adviser, on November 30, 2012, the Fund’s principal investment strategies were revised from that of a “Global Value” strategy to an “International Value Equity Strategy.”  Specifically, the principal investment strategies were revised to, among other things, include a required investment of at least 80% of its net assets in equities, with at least 65% of its net assets in equity securities in a number of different countries outside of the United States. The principal investment strategies were also revised to allow for investment in government debt securities of developed foreign countries, investment-grade government and corporate debt securities of U.S. issuers, futures, options, and swaps.

Statement of Additional Information

9.                          Comment:                                                 The Staff requested that the Registrant assess whether any investment practice and risk disclosed only in the Statement of Additional Information should also be discussed in the Prospectuses.

Response:                                                    The Registrant confirms that it believes currently no investment practice and risk disclosed only in the Statement of Additional Information needs to also be included in the Prospectuses. However, the Registrant will continue to asses for future filings.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investment Management

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 20, 2015

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Voya Mutual Funds (formerly, ING Mutual Funds)
(File Nos. 033-56094; 811-07428)

Dear Ms. Nixon:

Voya Mutual Funds (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP